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                                                                    EXHIBIT 11.1

                     METRO NETWORKS, INC. AND SUBSIDIARIES

           COMPUTATION OF PRIMARY AND FULLY DILUTED INCOME PER SHARE
               (Amounts in thousands, except per share amounts)

                                                            Year Ended     Year Ended
                                                           December 31,   December 31,
                                                               1996           1995
                                                           -------------  -------------
Weighted average shares of common stock outstanding (1)          12,851         11,900
Shares attributable to excess distributions                           -            352
Stock options (treasury stock method)                                33              -
                                                                -------        -------
Weighted average shares for primary income
    per share calculation                                        12,884         12,252
                                                                =======        =======
Weighted average shares for fully diluted income
 per share calculation                                           12,884         12,252
                                                                =======        =======
Income as reported before tax                                   $19,431        $ 4,346
Pro forma federal and state income tax                           (7,384)        (1,543)
                                                                -------        -------
Pro forma net income applicable to common stock                 $12,047        $ 2,803
                                                                =======        =======
Pro forma net income per share:
Primary                                                         $  0.94        $  0.23
                                                                =======        =======
Fully diluted                                                   $  0.94        $  0.23
                                                                =======        =======

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(1) For purposes of computing earnings per share, the common shares outstanding as a result of the Stock Loan and Pledge Agreement (the "Loaned Shares") are considered outstanding, however the shares related to the convertible preferred stock are not considered to be common stock equivalents. This is due to the fact that under the terms and provisions of the Stock Loan and Pledge Agreement the preferred shares outstanding cannot be converted into common stock while the stock loan is outstanding. Weighted average shares outstanding are calculated assuming the shares issued in conjunction with the Reorganization were outstanding for the periods presented and the Loaned Shares and shares issued after the Reorganization were outstanding from the date of issue.

Note: Reference is made to Note 1 to Consolidated Financial Statements regarding computation of per share amounts.